20009514

SEC Mail Processing
MISSION
MAR 02 2020
PORT
Washington, DC

OMB APPROVAL	
OMB Number	3235-0123
Expires	August 31, 2020
Estimated average burden hours per response	...12.00

SEC FILE NUMBER
8-47312

FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FACING PAGE

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Ascensus Broker-Dealer Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P O Box No)

95 Wells Avenue, Suite 160
(No and Street)

Newton (City) Massachusetts (State) 02459 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise M Gingolaski 215-648-5202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street (Address) Philadephia (City) PA (State) 19103-3984 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise M. Gingolaski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascensus Broker-Dealer Services, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions CS.

Sworn to and subscribed before me this 24 day of Feb 2020.

Christine Sullivan
Notary Public

Denise M Gingolaski
Signature

FIN OP
Title

Commonwealth of Pennsylvania - Notary Seal
CHRISTINE SULLIVAN, Notary Public
Montgomery County
My Commission Expires March 25, 2023
Commission Number 1289322

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENSUS BROKER DEALER SERVICES, LLC

(An Indirect Wholly Owned Subsidiary of AqGen Ascensus, Inc.)

Statement of Financial Condition

December 31, 2019

ASSETS		
Cash	$	6,718,705
Unbilled revenues		302,996
Accounts receivable passthrough		2,786,497
Prepaid expenses		428,794
TOTAL ASSETS	**$**	**10,236,992**
LIABILITIES AND MEMBER'S EQUITY		
Due to related parties, net	$	53,815
Accounts payable passthrough		2,786,867
Accrued expenses		216,627
Taxprovision payable due to Ascensus, LLC		780,702
Total liabilities		3,838,011
Commitments and contingencies (Note 7)		-
Member's Equity		6,398,981
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**10,236,992**

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1: Organization and Operation

Ascensus Broker Dealer Services, LLC (the "Company") is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a wholly owned subsidiary of Ascensus Group, LLC ("Ascensus") and formed in Delaware. Ascensus' other subsidiaries who service college savings programs ("529 Plans") are Ascensus Investment Advisors, LLC ("AIA"), a registered investment advisor, and Ascensus College Savings Recordkeeping Services, LLC ("ACSRS"), a registered transfer agent. Ascensus' other subsidiary who services retirement and benefit plans is Ascensus, LLC. Ascensus is a wholly owned subsidiary of Ascensus Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of AqGen Island Intermediate Holdings, III, Inc. which is a wholly owned subsidiary of AqGen Ascensus, Inc. (the "Ultimate Parent").

Effective January 1, 2019, the Company merged with Ascensus Financial Services, LLC ("AFS"), another wholly-owned subsidiary of Ascensus. AFS was a broker-dealer registered with the SEC and with FINRA and provided wholesale mutual fund commission collection services for retirement and benefit plans serviced by Ascensus, LLC. Upon the merger, there were no material federal or state income tax gains or losses recognized. As a result of the merger: (i) there was not a material change to the Company's operations; (ii) there was no change to the Company's net capital and ratio of aggregate indebtedness to net capital requirements; and (iii) the Company's allocation policy was modified resulting in a material change to the allocation of revenues and expenses to the Company as reported on the accompanying Statement of Income.

The Company has agreements to provide program management, transfer and servicing, and administration services for various 529 Plans. The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies ("States"). As permitted under these contracts, the Company has executed agreements with affiliates AIA and ACSRS under which the affiliates will provide the advisory, transfer and servicing agent functions for these 529 Plans. The Company also provides wholesale mutual fund commission collection services for retirement and benefit plans that are serviced by Ascensus, LLC. The Company, AIA, ACSRS and Ascensus, LLC are affiliated through common ownership under Ascensus. Refer to Note 3 *Related Party Transactions*.

The underlying assets in the 529 Plans are invested in investment portfolios, mutual funds, exchange-traded funds and FDIC-insured savings accounts or separate accounts ("underlying investments"). The Company has entered into agreements with various investment managers who are responsible for the day-to-day management of the underlying investments. The retirement and benefit plans offer securities of major mutual fund companies on a payroll deduction basis through Ascensus, LLC. The mutual fund companies pay commissions to the Company on a shared commission basis ("12b-1 fees").

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, when applicable, as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash

Cash includes demand bank deposits only. The Company's restricted cash is immaterial. The Company holds unremitted mutual fund commissions in a fiduciary account for the exclusive benefit of customers in accordance with Section (k)(2)(i) of the 1934 Securities Exchange Act, as amended, Rule 15c3-3. All of the funds that are deposited into this

account are then transferred to the administrative fee credit account to be maintained for the benefit of the customer's plans at the end of each month.

Receivables and Unbilled Revenues

Unbilled revenues are accrued when a service has been provided but such services have not yet been billed to the customer and are expected to be collected within one year. Management monitors unbilled revenues balances from its customers and establishes an allowance for balances when collection appears uncertain to reflect management's best estimate of expected recovery. As of December 31, 2019, there were no accounts where collection appears uncertain. There were no accounts written off during 2019.

Accounts receivable passthrough include commission funds received from mutual fund companies on behalf of customers and unaffiliated broker-dealers and banks. The receivables are accrued and collected in the following month, and are subsequently remitted to customers on a monthly basis and unaffiliated broker-dealers and banks on a weekly or quarterly basis. The accounts receivable passthrough funds represent: (i) ninety-five percent of the total commissions received on behalf of customers, after reducing these commissions by five percent for 12b-1 fees earned by the Company; and (ii) 100% of the total commissions received on behalf of unaffiliated broker-dealers and banks which are solely attributable to these entities.

Accounts Payable Passthrough

Accounts payable passthrough include obligations arising from commission funds received from mutual fund companies on behalf of customers and unaffiliated broker-dealers and banks. Accounts payable passthrough is an offset to accounts receivable passthrough. The associated funds are remitted to customers on a monthly basis and unaffiliated broker-dealers and banks on a weekly or quarterly basis.

Revenue Recognition

The Company recognizes revenue when services have been transferred to the customer for an amount the Company expects to receive in consideration for providing the services. Service fees represent the distribution fee component of the program management fees earned under the 529 Plan agreements and five percent of administrative fees collected when 12b-1 fees are earned as a result of sales of mutual funds for retirement plans and subsequent commission collection. Commission fees represent the portion of the sales load that the distributor (the Company) is paid on Advisor Plan Class A contributions related to the 529 plans.

Income Taxes

The Company is included in the consolidated federal income tax return of the Ultimate Parent, as well as certain combined or unitary state income or franchise tax returns. The Company provides for current and deferred income taxes as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current tax obligations are recorded as receivable from or payable to Ascensus, LLC. To the extent that the Company does not pay any resulting tax provision to Ascensus, LLC or receive any resulting tax benefit from Ascensus, LLC, such provision (benefit) will be deemed a contribution or distribution and be recorded as additional paid-in-capital. The Company paid no taxes to Ascensus, LLC during the year ended December 31, 2019.

An uncertain tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position. The Company recognizes interest and penalties related to unrecognized tax benefits, if any, in the provision for income

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Ascensus Broker Dealer Services, LLC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ascensus Broker Dealer Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 28, 2020

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

To the Board of Directors and Member of Ascensus Broker Dealer Services, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ascensus Broker Dealer Services, LLC (the "Company") as of December 31, 2019, and the related statements of income, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (g, h and i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2016.